UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-70335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnstone Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 3rd Street
(No. and Street)

Lake Oswego	OR	97034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bnan Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Grant Johnstone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnstone Brokerage Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
KATIE ANN LAPLANTE
NOTARY PUBLIC - OREGON
COMMISSION NO. 961643
MY COMMISSION EXPIRES MAY 10, 2021

Signature

Chief Executive Officer
Title

Katie Ann LaPlante
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnstone Brokerage Services, LLC
Financial Statements
For the Year Ended
December 31, 2020
With
Independent Auditor's Report



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 28, 2021

Johnstone Brokerage Services, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	20,641
Accounts receivable		40,097
Due from related parties		97,407
Prepaid and other assets		11,432
Total assets	$	**169,577**

Liabilites and member's equity

Liabilities

Accounts payable		13,425
Total liabilities	$	**13,425**
Member's equity		**156,152**
Total liabilities and member's equity	$	**169,577**


Johnstone Brokerage Services, LLC
Statement of Operations
Year Ended December 31, 2020


Revenue

Commissions	$	438,850
Interest income		5
Total Revenue		438,855

Expenses

Professional fees	45,191
Compensation and benefits	288,659
Regulatory fees	10,504
Occupancy	16,500
Communications and technology	28,833
Insurance	12,601
Other operating expenses	14,356
Total Expenses	416,644
Net income	$ 22,211

See notes to financial statements.

Johnstone Brokerage Services, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balance at		
December 31, 2019	$	106,441
Contributions from Member		27,500
Net income		22,211
Balance at		
December 31, 2020	$	156,152


Johnstone Brokerage Services, LLC
Statement of Cash Flows
Year Ended December 31, 2020


Cash flows from operating activities:		
Net income	$	22,211
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(1,089)
Increase in due from related party		(60,829)
Increase in prepaid and other assets		(6,618)
Increase in accounts payable		13,424
Net cash used by operating activities		(32,901)
Cash flows from financing activities:		
Contributions from member		27,500
Net cash provided by financing activities		27,500
Net decrease in cash		(5,401)
Cash at beginning of year		26,042
Cash at end of year	$	20,641

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Business

Johnstone Brokerage Services, LLC ('"Company'') is a wholly owned subsidiary of Johnstone Financial, Inc. ("Parent"). The Company was formed February 2, 2019 under the laws of the state of Oregon.   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective August 8, 2019. The Company is a member of the Financial Industry Regulatory Authority. The Company sells mutual funds, 529 plans and variable annuities. As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

The Company receives commissions and fees ("commissions") from the sale of mutual funds, 529 Plans and variable annuities. The Company may receive commissions paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance as of December 31, 2020.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the member.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the year ended December 31, 2020. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns and the Company believes it is no longer subject to income tax examinations for years prior to 2017.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**
The Company maintains cash on deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Commissions from three product providers accounted for in excess of 86% of the Company's revenue.

Note 3   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2020.

Note 4   **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $7,261, which was $2,261 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.85 to 1.0.

Note 5   **Related Party Transactions**
The Company has an expense sharing agreement with an entity under common ownership ("Affiliate"). The Affiliate pays certain shared administrative expenses and allocates the Company's portion of the expenses to the Company. The Company incurred expenses of $40,000 during the period ended December 31, 2020 in connection with this agreement. There was no amount due to the Affiliate under this agreement as of December 31, 2020.

The Company had $6,077 that was due from the Affiliate as of December 31, 2020. The entire balance represents amounts for expenses paid on behalf of the Affiliate by the Company and is included in "Due from related parties" on the statement of financial condition.

A short-term loan of $91,329 was due from the Parent as of December 31, 2020. The loan is payable on demand, does not charge interest and is included in "Due from related parties" on the statement of financial condition.

The Company leases office space from an entity under common ownership under an operating lease with an initial term beginning October 1, 2020 and ending October 31, 2020. The lease automatically renews each month unless cancelled. Lease expense for the year ended December 31, 2020 under this lease agreement amounted to $4,500 and is included in "Occupancy" in the Statement of Operations. There is no amount due to the lessor under this lease agreement at December 31, 2020.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial position and results of operations could differ significantly from the amounts in the financial statements if the above transactions were with entities that were autonomous.

Note 6   **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

Note 7   **Economic Risks**
In March 2020, The World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

Schedule I

Johnstone Brokerage Services, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$	156,152
Non-allowable assets:		
Accounts receivable, non-allowable		40,052
Due from related parties		97,407
Prepaid and other assets		11,432
Total non-allowable assets		148,891
Net capital before haircuts		7,261
Less haircuts on securities positions	$	-
Net capital	$	7,261
Aggregate indebtedness	$	13,425
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	2,261
Ratio of aggregate indebtedness to net capital		1.85 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on
Part IIA of Form X-17a-5 (as amended) as of December 31, 2020.

JOHNSTONE BROKERAGE SERVICES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule l 5c3-3 in reliance upon footnote 74 of SEC Release No. 14- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Johnstone Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Johnstone Brokerage Services, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the conditions for reliance Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 28, 2021

Johnstone Brokerage Services, LLC
Exemption Report
December 31, 2020

Johnstone Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Johnstone Brokerage Services, LLC

I, Grant Johnstone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Chief Executive Officer

February 24, 2021